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                                               1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2005

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                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)


                                11, Euljiro 2-ga,
                                     Jung-gu
                              Seoul 100-999, Korea
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F [X]              Form 40-F [ ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes [ ]              No [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                .)

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     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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     SK Telecom Co., Ltd. ("SK Telecom") announced that, along with KT
Corporation and Hanaro Telecom, it obtained from the Ministry of Information and Communication ("MIC") a license for WiBro, a portable Internet service in the range of 2.3Ghz frequency bandwidth.

     The license was issued on January 20, 2005 by MIC in connection with its approval of the WiBro business plan submitted by SK Telecom on December 1, 2004.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            SK TELECOM CO., LTD.

                                            By: /s/ Sung Hae Cho
                                            ---------------------
                                            Name: Sung Hae Cho
                                            Title: Vice President



Date:  January 31, 2005

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